Exhibit 99.1
Confidential
March 5, 2010
General Growth Properties, Inc.
110 N. Wacker Drive
Chicago, Illinois 60606
Attn: Adam S. Metz and Thomas Nolan
Dear Adam and Tom:
To facilitate your request that Pershing Square, the largest economic stockholder of General Growth Properties, Inc. (the “Company”), consider providing a commitment for equity capital to fund the Company’s plan of reorganization, I hereby resign my positions as a member of the Board of Directors of the Company (the “Board”) and as a member of any committees of the Board, effective upon your acceptance of this letter by your signature below. It has been a pleasure to serve on the Board. I fully support the Board’s efforts to date and look forward to working with you going forward in a new capacity as Pershing Square considers its potential investment. My resignation is not due to any disagreement with the Company or its management on any matter related to the Company’s operations, policies or practices.
We have agreed that, in this circumstance, our letter agreement, dated June 5, 2009 (the “Letter Agreement”), is no longer appropriate and is hereby terminated; provided, however, that (i) the obligations in Clause (1)(ii) of the Letter Agreement shall survive with respect to any confidential information received during the term of my service as a director, and (ii) Pershing Square continues to agree that it will not, and will cause its controlled affiliates not to, bring any claim, suit, or action in its own name, and will not join in any claim, suit or action brought by any other party, against the Board for actions taken during my tenure on the Board, as and to the extent initially contemplated by the Letter Agreement.

Sincerely,
/s/ William A. Ackman

William A. Ackman
On his own behalf, and on behalf of Pershing Square
AGREED:

/s/ Adam S. Metz
Adam S. Metz
Chief Executive Officer
General Growth Properties, Inc.